FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

GRANDVIEW GOLD INC. (the “Issuer”)
Suite 820 - 330 Bay Street, Toronto, ON M5H 2S8, CANADA

Item 2.	Date of Material Change

December 19, 2007

Item 3.	News Release

The Issuer issued a press release via a Canadian news wire. A copy of which has been filed on SEDAR.

Item 4.	Summary of Material Change

December 19, 2007, - Toronto, Ontario - Grandview Gold Inc. (TSX Symbol: GVX, OTC-BB Symbol: GVGDF) ("Grandview" or the "Company") is pleased to report that the Company has signed a diamond drilling contract with G&O Drilling for a 2,500 metre program. The Company has begun preparations to mobilize Grandview’s Canadian geologists to the Sanshaw-Bonanza gold property (the “Property”) in the 30 million ounce gold Red Lake Gold District in southwest Ontario, Canada. Company geologists hope to begin drilling mid January, 2008.

The 10 claim, 2 patent Property figures prominently in the Company’s Red Lake portfolio and is situated southwest and contiguous with the Goldcorp Inc. (“Goldcorp”)/Premier Gold (“Premier”) JV Rahill-Bonanza property, and south of the Gold Eagle and Broulan Reef gold projects. Goldcorp’s famous 11 million ounce gold Red Lake Mine, the lowest-cost production gold mine in the world, is located just five kilometres (three miles) east of the Property. See Red Lake Regional Activity Map below or http://www.grandviewgold.com/Gold_Properties/Red_Lake_Gold_District/

Drilling will initially begin near the historic Orlac deposit to obtain first hand information about geology and mineralization and then will progress outwards to a number of structural and/or geophysical targets identified by Grandview geological staff.

The Property has seen considerable past exploration and drilling around the historic Orlac deposit discovered by Orlac Red Lake Mines Ltd in 1946-47, with excellent gold assays including Hole #NBZ-88-10 drilled by Pure Gold Resources in 1988, which graded 4.53 g/T over 26m with a 5.5m interval grading 13.65 g/T, 3.3m grading 22.22 g/T and 2m grading 34.94 g/T. For a detailed list of significant intercepts from previous drilling and associated exploration results visit the Sanshaw-Bonanza pages of the Grandview website at www.grandviewgold.com.

Since acquiring an option to earn 60-percent interest from EMCO Corporation SA. (“EMCO”), the Company completed a thorough compilation of previous exploration activities to better understand the geology, control and geometry of mineralization within the Orlac deposit. The resulting information was combined with recent geophysical results to formulate the upcoming winter drill program.

Grandview Gold Inc.	Page 1 of 6

All significant gold mineralization outlined to date on the Bonanza Property appears to be directly related to two stages of mineralized quartz veining within conjugate fracture shear-sets within the granodiorite Dome Stock or within its contact zone.

Previous drilling and geophysical surveying has indicated a potential for additional mineralization along a North-South structural trend, offshore of Whitehorse Island. With continued positive results from the Premier Gold Mines' drill program to the north-east, there is also potential for the south-west continuation of their Rahill-Bonanza zone (CP Zone) onto the Bonanza property.

About The Property
Grandview entered into an agreement with “EMCO” effective October 30, 2006 for an option to earn an undivided 60-percent interest in the Sanshaw-Bonanza Property by incurring $250,000 (CAD) in resource exploration and development expenditures on or before August 31, 2007. In July of 2007, the Company signed an amendment to its option agreement (the “Agreement”) with “EMCO” extending the option period by an additional year through to August 31, 2008.

The Bonanza property was first staked by the Sanshaw Mines Syndicate, which later became Sanshaw Mines Ltd. In 1937 Sanshaw drilled 1178 metres, with a 9.1 metre shaft sunk on Whitehorse Island. From 1939 to 1941, MacKenzie Red Lake Gold Mines drilled 17 holes for 353.6 metres.

During World War II work on the property was suspended until 1946-47 when Orlac Red Lake Mines Ltd deepened the shaft to 139 metres and established levels at 68 and 106 metres (termed the Orlac deposit). During this period, Orlac drilled 701 metres of underground development, 15 surface holes that totaled 1655 metres, and 523 metres in 54 underground drill holes.

In 1948, Cable Mines and Oils Ltd. drilled four surface holes at 1200 metres, followed by 4,207 metres drilled between 1958 and 1965. At this time, Cable Mines and Oils Ltd. issued a statement that read that, above the 375 ft. level, a resource of 175,000 tons averaging 0.20 ounces of gold per ton had been calculated (historical resource as per Ferguson, S.A. 1966, Geology of Dome Township. District of Kenora; Ontario Department of Mines, Geological Report 45). Following this discovery, Cable Mines Oils Ltd. continued drilling sporadically, testing northern extensions to mineralization.

Bonanza Red Lake Explorations Ltd. moved in 1979 and conducted geophysical surveys, followed by a six hole drill program. The best intersection was reported from hole B79-1, which returned 0.159 ounces per ton over 17.02 feet. This was followed by Pure Gold Resources Inc. who in 1987-88, optioned the property, and conducted exploration on behalf of Noramco Mining Corporation. Diamond drilling of 48 holes totaling 6,637 metres, took place along the east side of Whitehorse Island and on the lake just off the northeast side of the island.

In 1988 - 89 Noramco completed a further 34 holes for a total of 4785 metres in a follow-up program, & outlined a mineralized zone 3 to 5 metres wide, 150 metres long and 125 metres deep. Grades within the zones ranged from up to 2.1 to 12.7 g/T.

Grandview Gold Inc.	Page 2 of 6

Caution should be used when evaluating these resources as they were calculated prior to NI 43-101 existing and a qualified person has not done work to classify the historical estimate as a current mineral resource.

About the Red Lake Gold District
The Red Lake Gold Mining District in northwestern Ontario is to Canada what the Carlin Gold Trend is to the United States, and what Witwatersrand District is to South Africa - the most prolific gold producing region in the entire country.

Since the mid-1960's The Red Lake District has yielded over 30-million ounces of gold worth over USD$24 billion at today's prices and is home to Goldcorp's Red Lake Mine, one of the richest, lowest cost production mines in the world. The Red Lake Mine produces approximately 600,000 ounces worth USD$480 million annually, with over 11 million ounces (USD $8.8 billion) gold to date.

Despite Red Lake's long history, the most prolific discovery was made just ten years ago. Dickenson Mines Ltd. had been successfully operating the Arthur White Mine in the region since 1948 and was acquired by Goldcorp in 1989. After applying advanced science and contemporary perspective to the former Arthur White Mine site and surrounding area, and implementing an impressive exploration program, Goldcorp made one of the highest grade gold discoveries in the world, averaging 9.08 ounces of gold over 7.5 feet on nine drill holes.

The now high profile Red Lake district has attracted nearly 60 juniors over the past five years and District real estate has elevated to blue chip status.

Grandview has considerable interests in the Red Lake District and on the Red Lake Gold Trend. These three projects, namely Sanshaw-Bonanza, Dixie Lake and Loisan, plus interests in Manitoba's emerging Rice Lake District fit perfectly into the Company's Canadian exploration strategy of applying advanced geology, geophysics and geochemistry to the Red Lake & Rice Lake greenstone belts.

Item 5.	Full Description of Material Change

December 19, 2007, - Toronto, Ontario - Grandview Gold Inc. (TSX Symbol: GVX, OTC-BB Symbol: GVGDF) ("Grandview" or the "Company") is pleased to report that the Company has signed a diamond drilling contract with G&O Drilling for a 2,500 metre program. The Company has begun preparations to mobilize Grandview’s Canadian geologists to the Sanshaw-Bonanza gold property (the “Property”) in the 30 million ounce gold Red Lake Gold District in southwest Ontario, Canada. Company geologists hope to begin drilling mid January, 2008.

The 10 claim, 2 patent Property figures prominently in the Company’s Red Lake portfolio and is situated southwest and contiguous with the Goldcorp Inc. (“Goldcorp”)/Premier Gold (“Premier”) JV Rahill-Bonanza property, and south of the Gold Eagle and Broulan Reef gold projects. Goldcorp’s famous 11 million ounce gold Red Lake Mine, the lowest-cost production gold mine in the world, is located just five kilometres (three miles) east of the Property. See Red Lake Regional Activity Map below or http://www.grandviewgold.com/Gold_Properties/Red_Lake_Gold_District/

Grandview Gold Inc.	Page 3 of 6

Drilling will initially begin near the historic Orlac deposit to obtain first hand information about geology and mineralization and then will progress outwards to a number of structural and/or geophysical targets identified by Grandview geological staff.

The Property has seen considerable past exploration and drilling around the historic Orlac deposit discovered by Orlac Red Lake Mines Ltd in 1946-47, with excellent gold assays including Hole #NBZ-88-10 drilled by Pure Gold Resources in 1988, which graded 4.53 g/T over 26m with a 5.5m interval grading 13.65 g/T, 3.3m grading 22.22 g/T and 2m grading 34.94 g/T. For a detailed list of significant intercepts from previous drilling and associated exploration results visit the Sanshaw-Bonanza pages of the Grandview website at www.grandviewgold.com.

Since acquiring an option to earn 60-percent interest from EMCO Corporation SA. (“EMCO”), the Company completed a thorough compilation of previous exploration activities to better understand the geology, control and geometry of mineralization within the Orlac deposit. The resulting information was combined with recent geophysical results to formulate the upcoming winter drill program.

All significant gold mineralization outlined to date on the Bonanza Property appears to be directly related to two stages of mineralized quartz veining within conjugate fracture shear-sets within the granodiorite Dome Stock or within its contact zone.

Previous drilling and geophysical surveying has indicated a potential for additional mineralization along a North-South structural trend, offshore of Whitehorse Island. With continued positive results from the Premier Gold Mines' drill program to the north-east, there is also potential for the south-west continuation of their Rahill-Bonanza zone (CP Zone) onto the Bonanza property.

Grandview Gold Inc.	Page 4 of 6

About The Property
Grandview entered into an agreement with “EMCO” effective October 30, 2006 for an option to earn an undivided 60-percent interest in the Sanshaw-Bonanza Property by incurring $250,000 (CAD) in resource exploration and development expenditures on or before August 31, 2007. In July of 2007, the Company signed an amendment to its option agreement (the “Agreement”) with “EMCO” extending the option period by an additional year through to August 31, 2008.

The Bonanza property was first staked by the Sanshaw Mines Syndicate, which later became Sanshaw Mines Ltd. In 1937 Sanshaw drilled 1178 metres, with a 9.1 metre shaft sunk on Whitehorse Island. From 1939 to 1941, MacKenzie Red Lake Gold Mines drilled 17 holes for 353.6 metres.

During World War II work on the property was suspended until 1946-47 when Orlac Red Lake Mines Ltd deepened the shaft to 139 metres and established levels at 68 and 106 metres (termed the Orlac deposit). During this period, Orlac drilled 701 metres of underground development, 15 surface holes that totaled 1655 metres, and 523 metres in 54 underground drill holes.

In 1948, Cable Mines and Oils Ltd. drilled four surface holes at 1200 metres, followed by 4,207 metres drilled between 1958 and 1965. At this time, Cable Mines and Oils Ltd. issued a statement that read that, above the 375 ft. level, a resource of 175,000 tons averaging 0.20 ounces of gold per ton had been calculated (historical resource as per Ferguson, S.A. 1966, Geology of Dome Township. District of Kenora; Ontario Department of Mines, Geological Report 45). Following this discovery, Cable Mines Oils Ltd. continued drilling sporadically, testing northern extensions to mineralization.

Bonanza Red Lake Explorations Ltd. moved in 1979 and conducted geophysical surveys, followed by a six hole drill program. The best intersection was reported from hole B79-1, which returned 0.159 ounces per ton over 17.02 feet. This was followed by Pure Gold Resources Inc. who in 1987-88, optioned the property, and conducted exploration on behalf of Noramco Mining Corporation. Diamond drilling of 48 holes totaling 6,637 metres, took place along the east side of Whitehorse Island and on the lake just off the northeast side of the island.

In 1988 - 89 Noramco completed a further 34 holes for a total of 4785 metres in a follow-up program, & outlined a mineralized zone 3 to 5 metres wide, 150 metres long and 125 metres deep. Grades within the zones ranged from up to 2.1 to 12.7 g/T.

Caution should be used when evaluating these resources as they were calculated prior to NI 43-101 existing and a qualified person has not done work to classify the historical estimate as a current mineral resource.

About the Red Lake Gold District
The Red Lake Gold Mining District in northwestern Ontario is to Canada what the Carlin Gold Trend is to the United States, and what Witwatersrand District is to South Africa - the most prolific gold producing region in the entire country.

Since the mid-1960's The Red Lake District has yielded over 30-million ounces of gold worth over USD$24 billion at today's prices and is home to Goldcorp's Red Lake Mine, one of the richest, lowest cost production mines in the world. The Red Lake Mine produces

Grandview Gold Inc.	Page 5 of 6

approximately 600,000 ounces worth USD$480 million annually, with over 11 million ounces (USD $8.8 billion) gold to date.

Despite Red Lake's long history, the most prolific discovery was made just ten years ago. Dickenson Mines Ltd. had been successfully operating the Arthur White Mine in the region since 1948 and was acquired by Goldcorp in 1989. After applying advanced science and contemporary perspective to the former Arthur White Mine site and surrounding area, and implementing an impressive exploration program, Goldcorp made one of the highest grade gold discoveries in the world, averaging 9.08 ounces of gold over 7.5 feet on nine drill holes.

The now high profile Red Lake district has attracted nearly 60 juniors over the past five years and District real estate has elevated to blue chip status.

Grandview has considerable interests in the Red Lake District and on the Red Lake Gold Trend. These three projects, namely Sanshaw-Bonanza, Dixie Lake and Loisan, plus interests in Manitoba's emerging Rice Lake District fit perfectly into the Company's Canadian exploration strategy of applying advanced geology, geophysics and geochemistry to the Red Lake & Rice Lake greenstone belts.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

N/A

Item 8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Paul Sarjeant
Phone: (416) 486-3444

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario this 19th day of December 2007.

Grandview Gold Inc.

"Paul Sarjeant”

Paul Sarjeant,
President and Chief Executive Officer

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